1. Name and Address of Reporting Person
   Pontius, Stanley N.
   8 Churchill Street
   Hamilton, OH 45013
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   01/06/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               57949          D
Common Stock                                                                               7731           I           IRA
Common Stock                                                                               13739.4175     I           401-k
Common Stock                                                                               0              I           Son
Common Stock                                                                               55571          I           Restricted
                                                                                                                      Award
Common Stock                                                                               345            I           Daughter
FFBC (Directors Fee Stock Plan) 01/06/2003            P         145         A   $17.0985   2247           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
1996 (ISO)  $11.2987                                                  01/24/2006 Common                      2497    D
Stock                                                                            Stock
Option
1997 (ISO)  $11.1342                                                  01/28/2007 Common                      8981    D
Stock                                                                            Stock
Option
1997 (NQ)   $11.1342                                                  01/28/2007 Common                      11649   D
Stock                                                                            Stock
Option
1998 (ISO)  $19.087                                                   01/27/2008 Common                      5238    D
Stock                                                                            Stock
Option
1998 (NQ)   $19.087                                                   01/27/2008 Common                      25255   D
Stock                                                                            Stock
Option
1999 (ISO)  $22.565                                                   01/25/2009 Common                      4201    D
Stock                                                                            Stock
Option
1999 (NQ)   $22.565                                                   01/25/2009 Common                      41999   D
Stock                                                                            Stock
Option
2000 (ISO)  $17.56                                                    01/24/2010 Common                      5694    D
Stock                                                                            Stock
Option
2000 (NQ)   $17.56                                                    01/24/2010 Common                      58356   D
Stock                                                                            Stock
Option
2001 (ISO)  $16.0124                                                  01/23/2011 Common                      6244    D
Stock                                                                            Stock
Option
2001 (NQ)   $16.0124                                                  01/23/2011 Common                      4256    D
Stock                                                                            Stock
Option
2002 (ISO)  $17.2                                                     01/17/2012 Common                      5813    D
Stock                                                                            Stock
Option
2002 (NQ)   $17.2                                                     01/17/2012 Common                      4187    D
Stock                                                                            Stock
Option

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
01/07/2003